United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. Berkley Corporation Profit Sharing Plan
December 31, 2007 and 2006
Index to Financial Statements and Supplemental Schedules

*	Schedules required by Form 5500 which are not applicable have not been included.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006 and the changes in the Plan net assets available for plan benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2007 and Schedule H, line 4a — schedule of nonexempt transactions for delinquent participant contributions — year ended December 31, 2007 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 25, 2008

W. R. Berkley Corporation Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (Note 6):
W. R. Berkley Corporation Common Stock Fund	$51,872,633	$66,787,948
Mutual Funds	375,866,872	306,929,213
Participant Loans	9,421,331	7,979,715

Total investments	437,160,836	381,696,876

Contributions receivable:
Employer	26,153,937	23,988,966
Participants	684,089	526,667

Total receivables	26,838,026	24,515,633

Net assets available for plan benefits	$463,998,862	$406,212,509

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 6)	$5,105,297
Interest and dividends	24,373,588
Loan interest	567,980

Net investment income	30,046,865

Contributions:
Employer	26,153,937
Participants	20,342,428
Rollovers	4,770,644

Total contributions	51,267,009

Total additions	81,313,874

Deductions from net assets attributed to:
Benefits paid to participants	23,480,312
Administrative expenses	47,209

Total deductions	23,527,521

Net increase in net assets available for plan benefits	57,786,353
Net assets available for plan benefits at:
Beginning of year	406,212,509

End of year	$463,998,862

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the Company) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan.

(a) General

The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and its participating subsidiaries. An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following the first full calendar quarter in which the employee completes 250 hours of service, or on the first day of the calendar quarter following the employee’s first year in which the employee completes 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan allows for mandatory distributions to terminated participants whose vested account balance is less than $1,000 (previous minimum prior to 2007 was $5,000).

In 1997, Fidelity Management Trust Company (Fidelity) was appointed by the Profit Sharing Plan Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

(b) Contributions

Employer Contributions

Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the employee was a Participant, up to the Internal Revenue Service maximum for any one year. The Company contribution is allocated between the participant’s Profit Sharing Account and their 401(k) Account.

Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year among the proper Accounts of all Participants who were employed by a Participating Employer on the last day of the calendar year and who were credited with at least 1,000 Hours-of-Service at the end of the calendar year based on the Participant’s Earnings for the period of the calendar year he or she was a Participant. If the Participant’s employment during a single Plan year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

A minimum of 40% of the employer contribution to the Plan is allocated to the 401(k) account.

Non-Exempt Transaction

There were unintentional delays by the Company in submitting certain participant contributions to the trustee in the amount of $52,427. The Company will reimburse lost interest of $75 to the Plan (See Supplemental Schedule H, Line 4a).

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
Participant Contributions

Tax-Deferred Contributions

Prior to 2007, a Participant in the Plan could elect to make voluntary deferred contributions up to 16% of eligible earnings. Effective January 1, 2007 a participant may elect to have voluntary tax-deferred contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their Earnings. A Participant may also elect to have an amount in excess of 50% of their Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year does not exceed 50% of the Participant’s Earnings to date up to a statutory limit ($15,500 for 2007). A Participant may change or suspend their Tax-Deferred Contributions election. Prior to 2007, a participant could elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the 401(k) account.

Roth Contributions

Effective February 1, 2007, a Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions combined not to exceed 50% of the Participant’s Earnings for the Plan year.

Rollover Contributions/Transfer Amounts

A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to Roth contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan. In addition, amounts attributable to Roth contributions must be rolled over to the Plan by means of a Direct Rollover.

Catch-Up Contributions

In addition to the regular Tax-Deferred Contributions and/or Roth Contributions described above, Plan participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular Tax-Deferred Contributions and/or Roth Contributions for the year may make additional “Catch-Up Contributions” to the Plan. For 2007, Tax-Deferred and Roth Catch-up Contributions have a combined limit of $5,000.

(c) Participants’ Accounts

The participant recordkeeping services are provided by Fidelity. Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The account of each participant is valued on a daily basis.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(d) Vesting

Participants are fully vested in their tax-deferred contributions, roll-over contributions, catch-up contributions, the employer contribution to their 401(k) account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the employer contribution that is not allocated to the 401(k) account occurs at the rate of 20% per year beginning after two years of continuous employment. Prior to 2007 vesting in the portion of the employer contribution that is not allocated to the 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes fully vested.

(e) Payments of Benefits

On termination of employment, retirement or death, a participant or participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated participants are based upon the closing price of the funds on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making pre-tax contributions for six months after taxing a hardship withdrawal from the plan.

(f) Forfeitures

Forfeitures are retained in the Plan and are allocated among the accounts of the remaining active participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions are allocated in the subsequent year and totaled $866,604 and $1,517,083 for years ended December 31, 2007 and 2006 respectively. During 2005, the Plan Sponsor determined that certain administrative procedures relating to Plan forfeitures may not have been followed in accordance with the terms of the Plan document. During the first quarter of 2007, the Plan Sponsor corrected any operational items that may have occurred and notified all participants affected by the correction.

(g) Participant loans

The Plan allows participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant’s vested account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years.

The interest rate charged on the loan and repaid to the participant’s account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have up to two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(h) Investments

Participants are responsible for directing the investment of their respective accounts. Investment changes requested by participants are implemented as soon as administratively practical if in accordance with the Plan document. The investment options in the Plan consisted of the following twenty-eight funds at December 31, 2007:

Fidelity Asset Manager® 50%	Fidelity Magellan® Fund
Fidelity Contrafund®	Fidelity Overseas Fund
Fidelity Capital Appreciation Fund	Fidelity Puritan® Fund
Fidelity Diversified International Fund	Fidelity Retirement Money Market Portfolio
Fidelity Equity-Income Fund	AIM Small Cap Growth Fund — Investor Class
Fidelity Freedom Income Fund®	Janus Research Fund
Fidelity Freedom 2000 Fund®	Janus Worldwide Fund
Fidelity Freedom 2010 Fund®	Morgan Stanley Institutional Fund Trust Value Portfolio — Adviser Class
Fidelity Freedom 2020 Fund®	PIMCO Low Duration Fund — Administrative Class
Fidelity Freedom 2030 Fund®	PIMCO Total Return Fund — Administrative Class
Fidelity Freedom 2040 Fund®	Royce Low-Priced Stock Fund — Investment Class
Fidelity Government Income Fund	Spartan® U.S. Equity Index Fund — Investor Class
Fidelity Growth Company Fund	Wells Fargo Small Cap Value Fund — Class Z
Fidelity Intermediate Bond Fund	W. R. Berkley Corporation Common Stock Fund

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(2)	Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:

(a) Recent Accounting Pronouncements

On January 1, 2007, the Plan adopted FASB Interpretations (FIN) No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value. FAS 157 applies to other pronouncements that require or permit fair value, however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

(b) Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. A net asset value (NAV) per unit is determined on a daily basis. In determining the NAV, the value of the W. R. Berkley Corporation Common Stock Fund is based on the closing price of the Company’s Shares on the New York Stock Exchange (NYSE) or, if not available, the latest available price reported by the principal national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(d) Plan Expenses
Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(e) Payment of Benefits

Benefit payments are recorded when paid.

(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the W. R. Berkley Corporation Common Stock Fund, which principally invests in security of a single issuer.

The plan investments include mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

In the event of termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant’s account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. The Company has applied for a current determination to see if the Plan continues to satisfies the requirements for qualification and tax

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
exemption under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, as amended. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.
(6)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006

W. R. Berkley Corporation Common Stock Fund	$51,872,633	$66,787,948

Mutual Funds:
Fidelity Contrafund®	70,144,666	58,650,398
Fidelity Retirement Money Market Portfolio	38,966,071	33,443,403
Fidelity Puritan® Fund	30,024,319	27,418,821
Fidelity Diversified International Fund	24,927,555	18,391,233
Spartan® U.S. Equity Index Fund — Investor Class	23,843,483	22,634,377
The net appreciation on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2007 are as follows:

W. R. Berkley Corporation Common Stock Fund	$(8,175,410)
Mutual funds	13,280,707

Net appreciation in fair value of investments	$5,105,297

(7)	Related Party Transactions

Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the W. R. Berkley Common Stock Fund also qualify as party-in-interest transactions.

W. R. Berkley Corporation Profit Sharing Plan
Schedule H, Line 4i— Schedule of Assets (Held at End of Year)
December 31, 2007

		Fair Value at
Identity of Issuer	Description and Number of Shares/Units	December 31, 2007

*W. R. Berkley Corporation Common Stock Fund	Common Stock Fund; 1,052,610 units	$51,872,633

*Fidelity Puritan® Fund	Mutual funds; 1,577,736 shares	30,024,319
*Fidelity Magellan® Fund	Mutual funds; 163,189 shares	15,318,562
*Fidelity Contrafund®	Mutual funds; 959,440 shares	70,144,666
*Fidelity Equity-Income Fund	Mutual funds; 292,675 shares	16,143,972
*Fidelity Growth Company Fund	Mutual funds; 248,080 shares	20,585,708
*Fidelity Intermediate Bond Fund	Mutual funds; 1,218,576 shares	12,368,546
*Fidelity Government Income Fund	Mutual funds; 1,031,988 shares	10,691,397
*Fidelity Overseas Fund	Mutual funds; 321,482 shares	15,556,529
*Fidelity Capital Appreciation Fund	Mutual funds; 144,850 shares	3,876,189
*Fidelity Asset Manager® 50%	Mutual funds; 289,551 shares	4,490,942
*Fidelity Diversified International Fund	Mutual funds; 624,751 shares	24,927,555
*Fidelity Freedom Income Fund®	Mutual funds; 59,402 shares	680,154
*Fidelity Freedom 2000 Fund®	Mutual funds; 42,196 shares	521,961
*Fidelity Freedom 2010 Fund®	Mutual funds; 478,380 shares	7,089,587
*Fidelity Freedom 2020 Fund®	Mutual funds; 528,848 shares	8,361,092
*Fidelity Freedom 2030 Fund®	Mutual funds; 337,795 shares	5,580,381
*Fidelity Retirement Money Market Portfolio	Mutual funds; 38,966,071 shares	38,966,071
*Spartan® U.S. Equity Index Fund — Investor Class	Mutual funds; 459,412 shares	23,843,483
*Fidelity Freedom 2040 Fund®	Mutual funds; 233,569 shares	2,272,627
Janus Worldwide Fund	Mutual funds; 116,346 shares	6,379,278
PIMCO Total Return Fund —Administrative Class	Mutual funds; 949,014 shares	10,144,960
Janus Research Fund	Mutual funds; 451,312 shares	14,008,732
Morgan Stanley Institutional Fund Trust Value Portfolio — Adviser Class	Mutual funds; 312,915 shares	5,019,153
PIMCO Low Duration Fund — Administrative Class	Mutual funds; 266,272 shares	2,692,010
AIM Small Cap Growth Fund — Investor Class	Mutual funds; 177,481 shares	5,281,838
Royce Low-Priced Stock Fund — Investment Class	Mutual funds; 403,156 shares	5,958,648
Wells Fargo Small Cap Value Fund-Class Z	Mutual funds; 507,767 shares	14,938,512

Total Mutual Funds		375,866,872

* Participant Loans	1,332 participant loans (interest
	rates range from 4.00% to 9.50% with
	maturities ranging from 1 to
	25 years)
		9,421,331

Total Investments		$437,160,836

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

Schedule 4
W. R. Berkley Corporation Profit Sharing Plan
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions
Year ended December 31, 2007

	(b)
(a)	Relationship to plan,	(c)	(d)	(e)
Identity of	employer or other	Description of transaction	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4(a)	Interest

Watch Hill	Affiliate	Employee contributions not deposited in a timely manner during 2007. Deposited 2 days after as soon as administratively possible	$2,987	$1
Bkly Life	Affiliate	Deposited 3 days after as soon as administratively possible	2,046	2
A&H	Affiliate	Deposited 3 days after as soon as administratively possible	11,526	8
Fac Re	Affiliate	Deposited 9 days after as soon as administratively possible	8,372	15
BFRS	Affiliate	Deposited 9 days after as soon as administratively possible	8,799	16
Watch Hill	Affiliate	Deposited 8 days after as soon as administratively possible	3,273	5
BF Re	Affiliate	Deposited 9 days after as soon as administratively possible	15,424	28
It was noted that there were unintentional delays by the Plan Sponsor in submitting employee contributions to the Fund. The delays ranged from 2 to 9 days and withholding amounts ranged from $2,046 to $15,424 per the Plan Sponsor. Lost interest ranged from $1 to $28. All participants’ contributions have been credited to their accounts. The Plan Sponsor will reimburse lost interest to the Plan.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
By	Eugene G. Ballard
Eugene G. Ballard
Member, Profit Sharing Plan Administrative Committee

June 25, 2008

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm